

Mail Stop 3561

February 23, 2010

<u>Via U.S. Mail</u>

Ms. Nicole M. Ringenberg, Vice President and Controller
Monsanto Company
800 North Lindbergh Boulevard
St. Louis, Missouri 63167

    **Re: Monsanto Company
        Form 10-K for the fiscal year ended August 31, 2009
        Filed October 27, 2009
        File No. 001-16167**

Dear Ms. Ringenberg:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Linda Cvrkel
        Branch Chief